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                                  FORM N-18F-1

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                 NOTIFICATION OF ELECTION PURSUANT TO RULE 18f-1
                    UNDER THE INVESTMENT COMPANY ACT OF 1940


                        CENTURY CAPITAL MANAGEMENT TRUST
                      c/o Century Capital Management, Inc.
                 One Liberty Square, Boston, Massachusetts 02109
                 -----------------------------------------------
                         Name and Address of Registrant

                            NOTIFICATION OF ELECTION

The undersigned registered, open-end, non-diversified, management investment company hereby notifies the Securities and Exchange Commission that it elects to commit itself to pay in cash all redemptions by a shareholder of record in accordance with the provisions of Rule 18f-1 under the Investment Company Act of 1940. It is understood that this election is irrevocable while such Rule is in effect unless the Commission by order upon application permits the withdrawal of this Notification of Election.

                                    SIGNATURE

Pursuant to the requirements of Rule 18f-1 under the Investment Company Act of 1940, the registrant has caused this notification of election to be duly executed on its behalf in the City of Boston and the Commonwealth of Massachusetts on the 13th day of December, 1999.

                                       CENTURY CAPITAL MANAGEMENT TRUST


                                       By:  /s/ Allan W. Fulkerson
                                                ------------------
                                                Allan W. Fulkerson,
                                                Chairman of the Trustees

Attest:


         /s/  Richard F. Cook, Jr.
              --------------------
              Richard F. Cook, Jr.
              Secretary